Exhibit 99.(a)(1)(M)

NOTICE OF CHANGE IN ELECTION FROM ACCEPT TO REJECT

If you previously elected to accept Ariba, Inc.’s (“Ariba”) offer to exchange certain options held by its employees and you would like to change your election and reject the offer, you must sign this Notice and send it to Sorrell Johnson via facsimile at (650) 390-1976 before midnight, Pacific Time, on August 5, 2005, unless the offer is extended. If you have questions regarding the process for returning this Notice, please send an email to sjohnson@ariba.com.

To Ariba:

I previously received a copy of the Offer to Exchange (dated July 7, 2005), including all of its attachments, the cover letter and an Election Form. I signed and returned the Election Form, in which I elected to accept Ariba’s offer to exchange my Eligible Options (the “Offer”). I now wish to change that election and reject Ariba’s Offer to exchange all of my Eligible Options. I understand that by signing this Notice and delivering it pursuant to the instructions above, I will be able to withdraw my election to participate in the Offer, and reject the Offer instead.

I understand that in order to reject the Offer, I must sign and deliver this Notice to Sorrell Johnson via facsimile at (650) 390-1976 before midnight, Pacific Time, on August 5, 2005, or if Ariba extends the deadline to exchange Eligible Options, before the extended expiration of the Offer.

By rejecting the Offer, I understand that I will not receive any Restricted Common Shares, and I will keep all of my Eligible Options. These options will continue to be governed by the stock option plan under which they were granted and the existing option agreements between Ariba and me.

I have completed and signed the following exactly as my name appears on my original Election Form. By executing this form, I hereby bind my successors, assigns and legal representatives.

I do not accept the Offer to exchange my Eligible Options.

Optionee Signature	Date

Name (Please print)	Employee ID

Email Address: